SCHEDULE 14A
(Rule 14A-101)
INFORMATION REQUIRED IN PROXY STATEMENT
SCHEDULE 14A INFORMATION
Proxy Statement Pursuant to Section 14(a) of the Securities
Exchange Act of 1934
(Amendment No.   )

Filed by the Registrant   ☒

Filed by a Party other than the Registrant   ☐

Check the appropriate box:
☐   Preliminary Proxy Statement   ☐   **Confidential, for Use of the Commission Only**
                                                                           (as permitted by Rule 14a-6(e)(2))

☒   Definitive Proxy Statement
☐   Definitive Additional Materials
☐   Soliciting Material Pursuant to Rule 14a-11(c) or Rule 14a-12.

PIONEER-STANDARD ELECTRONICS, INC.

(Name of Registrant as Specified in its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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☐   Fee paid previously with preliminary materials.

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PIONEER-STANDARD ELECTRONICS, INC.
6065 PARKLAND BOULEVARD / MAYFIELD HEIGHTS, OHIO 44124

June 21, 2002

Dear Shareholder:

You are cordially invited to attend the Annual Meeting of Shareholders of Pioneer-Standard Electronics, Inc., which will be held at 1:00 p.m., local time, on Tuesday, July 30, 2002, at Pioneer-Standard Electronics, Inc., Computer Systems Division, 6675 Parkland Boulevard, Solon, Ohio 44139. Your Board of Directors and management look forward to greeting personally those shareholders able to attend.

At the meeting, in addition to electing three Class B Directors, your Board is asking shareholders to authorize an increase of the number of Common Shares available for issuance under the Company's 2000 Stock Option Plan for Outside Directors. Detailed information about these proposals is set forth in the accompanying Proxy Statement for your information.

It is important that your shares are represented and voted at the meeting, whether or not you plan to attend. Accordingly, please sign, date and mail the enclosed Proxy, in the envelope provided, at your earliest convenience.

Thank you for your cooperation and continued support.

James L. Bayman
Chairman of the Board



PIONEER-STANDARD ELECTRONICS, INC.
6065 PARKLAND BOULEVARD / MAYFIELD HEIGHTS, OHIO 44124

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

The Annual Meeting of Shareholders (the "Annual Meeting") of Pioneer-Standard Electronics, Inc. (the "Company"), will be held at Pioneer-Standard Electronics, Inc., Computer Systems Division, 6675 Parkland Boulevard, Solon, Ohio 44139, on Tuesday, July 30, 2002, at 1:00 p.m., local time, for the following purposes:

     1. To elect three Class B members of the Board of Directors of the Company to hold office for a term of three years expiring in 2005;

     2. To amend the Pioneer-Standard Electronics, Inc. 2000 Stock Option Plan for Outside Directors to increase the number of Common Shares subject to the plan by 105,000 Common Shares, from 105,000 Common Shares to 210,000 Common Shares; and

     3. To transact such other business as may properly come before the Annual Meeting or any adjournments thereof.

Only shareholders of record at the close of business on June 11, 2002 are entitled to notice of the Annual Meeting and to vote thereat.

By Order of the Board of Directors.

Lawrence N. Schultz
Secretary

June 21, 2002



PIONEER-STANDARD ELECTRONICS, INC.
6065 PARKLAND BOULEVARD / MAYFIELD HEIGHTS, OHIO 44124

Mailed to Shareholders on or about June 21, 2002

PROXY STATEMENT

Annual Meeting of Shareholders to be held on July 30, 2002

The Proxy enclosed with this Proxy Statement is solicited by the Board of Directors of Pioneer-Standard Electronics, Inc. (the "Company"), and is to be used at the Annual Meeting of Shareholders (the "Annual Meeting") to be held on July 30, 2002, and any adjournments thereof. The time, place and purposes of the Annual Meeting are stated in the Notice of Annual Meeting of Shareholders which accompanies this Proxy Statement. Without affecting any vote previously taken, a shareholder may revoke his, her or its Proxy by giving notice to the Company in writing at any time before its exercise or in open meeting. Unless so revoked, shares represented by a valid Proxy (in the form enclosed and properly signed) received in time for voting will be voted in accordance with the directions contained therein.

The holders of Common Shares of the Company (the only class of shares outstanding) will be entitled to vote at the Annual Meeting. At the close of business on June 11, 2002, the date fixed for the determination of persons entitled to vote, there were 31,860,601 Common Shares outstanding and entitled to vote at the Annual Meeting, each share being entitled to one vote. Under Ohio law and the Company's Amended Code of Regulations, if a quorum is present at the Annual Meeting, the three nominees for election as Directors who receive the greatest number of votes cast for the election of Directors at the Annual Meeting by the Common Shares present in person or represented by proxy and entitled to vote will be elected as Directors ("Proposal 1"). The affirmative vote of the holders of a majority of the Common Shares present in person or represented by proxy and entitled to vote is required to authorize, approve and adopt the proposed amendment to the Company's 2000 Stock Option Plan for Outside Directors ("Proposal 2"). Votes that are withheld with respect to the election of Directors will not be counted in determining the outcome of the election. An abstention from voting any share with respect to Proposal 2 will have the practical effect of a vote against such proposal. A broker non-vote with respect to any share will not affect the approval of Proposal 2, since that share is not considered present for voting purposes.

If notice is given in writing by any shareholder to the Chief Executive Officer, an Executive Vice President or the Secretary of the Company not less than 48 hours before the time fixed for holding the Annual Meeting that he, she or it desires the voting for the election of Directors to be cumulative, an announcement of the giving of such notice shall be made upon the convening of the Annual Meeting by the Chairman or Secretary or may be made by or on behalf of the shareholder giving such notice. Cumulative voting permits each shareholder to cumulate his or her voting power at such election by giving one nominee as many votes as equals the product of the number of Directors to be elected multiplied by the number of that shareholder's Common Shares, or by distributing his or her votes on the same principle among two or more nominees, as the shareholder sees fit.

ELECTION OF DIRECTORS

At this Annual Meeting, three Class B Directors are to be elected for a three-year term ending at the annual meeting in 2005. The Board of Directors' nominees for election are James L. Bayman, Thomas A. Commes and Howard V. Knicely. Messrs. Bayman and Commes currently serve as Directors of the Company.

The proxyholders named in the accompanying Proxy or their substitutes will vote such Proxy at the Annual Meeting or any adjournments thereof for the election of the three nominees named above as Directors, unless the shareholder instructs by marking the appropriate space on the Proxy that authority to vote is withheld. If cumulative voting is in effect, the proxyholders shall have full discretion and authority to vote for any one or more of such nominees. In the event of cumulative voting, the proxyholders can vote the shares represented by each Proxy so as to maximize the number of Board of Directors' nominees elected to the Board. Each of the nominees has indicated such nominee's willingness to serve as a Director, if elected. If any nominee should become unavailable for election (which contingency is not now contemplated or foreseen), it is intended that the shares represented by the Proxy will be voted for such substitute nominee as may be named by the Board of Directors. In no event will the accompanying Proxy be voted for more than three nominees or for persons other than those named above and any such substitute nominee for any of them.

The following table shows, with respect to each of the nominees for election and the other Directors whose terms will continue after the Annual Meeting: such person's principal occupation for the past five years and such person's directorships in other publicly-held corporations; the year during which such person's service as a Director commenced or will commence; such person's age; and the expiration date of such person's term or the term for which such person is a nominee.

NOMINEES FOR ELECTION

Name	Principal Occupation or Employment for Past Five Years and Other Directorships of Publicly-Held Corporations	Director Continuously Since	Age	Term Expiration
Class B Directors				
James L. Bayman(1)	Chairman of the Board of the Company since April 1995; Chief Executive Officer of the Company from April 1995 through March 2002; President of the Company from June 1984 to April 1997; Chief Operating Officer of the Company from June 1984 to April 1995.	1984	65	2005
Thomas A. Commes(2)	Retired President and Chief Operating Officer of The Sherwin-Williams Company (Paints and Painting Supplies Manufacture and Distribution) from June 1986 to March 1999 and a Director of The Sherwin-Williams Company from April 1980 to March 1999; Director, Applied Industrial Technologies, Inc. and Generac Portable Products, Inc.	1999	60	2005

2

Name	Principal Occupation or Employment for Past Five Years and Other Directorships of Publicly-Held Corporations	Director Continuously Since	Age	Term Expiration
Howard V. Knicely	Executive Vice President, Human Resources & Communications of TRW, Inc. since 1995; from 1989 to 1995, Executive Vice President, Human Resources, Communications and Information Systems at TRW; Director of TRW since April 2001.	2002	66	2005

DIRECTORS CONTINUING IN OFFICE

Class A Directors

Name	Principal Occupation	Since	Age	Expiration
Keith M. Kolerus(1)	Retired Vice President, American Division, National Semiconductor (Computer Components), from 1996 to February 1998; Vice President, Strategy-International Business, National Semiconductor, from 1995 to 1996; President, National Semiconductor Japan Ltd., from 1992 to 1995; Chairman of the Board of Directors, National Semiconductor Japan Ltd., from 1995 to 1998.	1998	56	2004
Robert A. Lauer(3)	Retired from Accenture (formerly known as Andersen Consulting) in August 2000, Mr. Lauer served in numerous managing partner, operational and service line leadership roles during his thirty-one year career, most recently serving as Managing Partner of Andersen Consulting's eHuman Performance Global Line of Business; Director, Docent, Inc.	2001	58	2004
Robert G. McCreary, III(2)(3)..	Founder and currently a principal of CapitalWorks, LLC (Private Equity Group), Mr. McCreary has served in numerous managing partner positions in investment banking firms and as a partner in a large regional corporate law firm.	2001	50	2004

3

Name	Principal Occupation or Employment for Past Five Years and Other Directorships of Publicly-Held Corporations	Director Continuously Since	Age	Term Expiration
	Class C Directors			
Charles F. Christ(3)	Retired Vice President and General Manager of Components Division, Digital Equipment Corporation (Computer and Office Equipment) from July 1994 to July 1997; prior thereto, Vice President, Storage Business Unit, Digital Equipment Corporation; Director, Maxtor Corporation.	1997	63	2003
Arthur Rhein	President and Chief Executive Officer of the Company since April 1, 2002; President and Chief Operating Officer of the Company since April 1997; prior thereto, Senior Vice President of the Company from April 1993 until April 1997.	1990	56	2003
Thomas C. Sullivan(1)(2)(3) ..	Chairman of the Board and Chief Executive Officer, RPM, Inc. (Specialty Coatings and Membranes); Director, National City Bank (a subsidiary of National City Corporation), Huffy Corporation and Kaydon Corporation.	1984	64	2003

(1) Member of the Executive Committee.

(2) Member of the Audit Committee.

(3) Member of the Compensation Committee.

Information Regarding Meetings and Committees of the Board of Directors and Compensation of Directors

The Board of Directors has an Executive Committee, an Audit Committee and a Compensation Committee. The Executive Committee, which held no meetings during the last fiscal year, exercises the power and authority of the Board of Directors in the interim periods between Board meetings. The Audit Committee, which held three meetings during the last fiscal year, reviews with the Company's independent auditors the proposed scope of the Company's annual audits and audit results, reviews the adequacy of internal financial controls, reviews internal audit functions, provides recommendations as to the engagement of independent auditors and reviews any concerns identified by either the internal or external audit functions. The members of the Audit Committee during the last fiscal year were Messrs. Commes, Sullivan, McCreary and Ware, each of whom is independent as that term is defined under Nasdaq listing standards. The Compensation Committee, which held four meetings during the last fiscal year, reviews and makes recommendations concerning executive officers' compensation and employment agreements and the Company's stock option plans. The Compensation Committee also reviews and makes recommendations concerning outside Director compensation.

The Board of Directors held five meetings during the last fiscal year. During the fiscal year, no Director attended less than 75% of the aggregate of (i) the total number of meetings of the Board of Directors held

4

during the period he served as a Director and (ii) the total number of meetings held by Committees of the Board on which he served, during the periods that he served.

Directors who are not also employees of the Company receive an annual fee of $20,000 and $1,000 for each Board or Committee meeting attended. In addition, such Directors receive $1,000 for each Board or Committee telephone conference in which they participate. In the event that more than one Board or Committee meeting is held on the same day, the Directors involved receive $500 for the second meeting attended. As Chairman of the Audit Committee, Mr. Commes receives an annual fee of $4,000 in addition to any fees he receives as a Committee member, and, as Chairman of the Compensation Committee, Mr. McCreary receives an annual fee of $4,000 in addition to any fees he receives as a Committee member.

On the date of each Annual Meeting of Shareholders, each outside Director also receives, under the Company's 2000 Stock Option Plan for Outside Directors, an option to purchase 7,500 Common Shares. Such option has an exercise price equal to the fair market value of a Common Share on the date of grant, becomes exercisable in full on the date of grant, and expires ten years from the date of grant, unless the Director's services are earlier terminated.

The Company also provides a Deferred Compensation Plan for its outside Directors. The Plan provides that a Director may elect, no later than 15 days prior to the start of a fiscal year, to defer all or a part of such Director's compensation for the following year, which deferral will continue until the election is revoked. Deferred compensation is credited to a Director's account, at the Director's option, as a cash allotment or stock allotment. Amounts deferred as a cash allotment bear interest at the National City Bank prime interest rate. Amounts deferred as a stock allotment are credited to the Director's account as the stock equivalent of the number of Common Shares that could be purchased with the dollar amount of the allotment at the last sales price of the Common Shares on the last trading day of the applicable quarter. The final account balance of stock allotments is the cash amount equal to a Director's aggregate stock equivalents multiplied by the last sales price of such shares on Nasdaq on the nearest trading day preceding such Director's termination of participation in the Plan. Distributions of the final account balance in a Director's account are payable in cash in five equal annual installments, or such other distribution schedule requested by the Director which is acceptable to the Company, commencing six months after the date on which the person ceases to be a Director or the date on which the Director elects to terminate participation in the Plan. The Plan also provides for various payment terms to beneficiaries in the event of the Director's death.

SHARE OWNERSHIP

The following table shows the number of Common Shares beneficially owned by each Director nominee and Director; the Chief Executive Officer and each of the Executive Officers of the Company named in the Summary Compensation Table below; all Directors and Executive Officers as a group; persons known to the Company to own beneficially in excess of five percent of the Common Shares; and the percent of the class so owned as of June 11, 2002, unless otherwise indicated.

Name	Number of Common Shares Beneficially Owned(1)	Percent of Class
Director Nominees and Directors (Excluding Executive Officers) (2)		
Charles F. Christ	30,000(3)	*
Thomas A. Commes	42,500(4)	.1
Howard V. Knicely	0	*
Keith M. Kolerus	35,000(3)	.1
Robert A. Lauer	7,500(5)	*
Robert G. McCreary, III	7,500(5)	*
Thomas C. Sullivan	36,375(3)	.1
Karl E. Ware	32,750(3)(6)	.1
Executive Officers (2)		
James L. Bayman	1,595,972(7)	4.9
Robert J. Bailey	119,604(8)	.4
Peter J. Coleman	99,855(9)	.3
Thomas G. Pitera	170,699(10)	.5
Arthur Rhein	598,262(11)	1.9
All Directors and Executive Officers as a group (13 persons)	2,776,017(12)	8.4
Other Persons		
Putnam, LLC One Post Office Square Boston, Massachusetts 02109	3,234,501(13)	10.2
Wachovia Corporation Wachovia Bank, National Association 100 North Main Street Winston-Salem, North Carolina 27104	3,965,740(14)	12.4
Dimensional Fund Advisors Inc. 1299 Ocean Avenue, 11th Floor Santa Monica, California 90401	1,890,508(15)	5.9
DePrince, Race & Zollo, Inc. 201 S. Orange Ave., Suite 850 Orlando, Florida 32801	1,750,100(16)	5.5
Basso Securities Ltd. 1281 East Main Street Stamford, Connecticut 06902	1,851,099(17)	5.8

6

    * Shares owned are less than one-tenth of one percent of class.

  (1) Except where otherwise indicated, beneficial ownership of the Common Shares held by the persons listed in the table above comprises both sole voting and dispositive power, or voting and dispositive power that is shared with the spouses of such persons.

  (2) The address of each Director nominee, Director and Executive Officer is 6065 Parkland Boulevard, Mayfield Heights, Ohio 44124.

  (3) Includes 30,000 Common Shares which the Director has the right to acquire within 60 days of June 11, 2002 through the exercise of stock options granted to the Director under the 1995, 1999 and 2000 Stock Option Plans for Outside Directors.

  (4) Includes 22,500 Common Shares which the Director has the right to acquire within 60 days of June 11, 2002 through the exercise of stock options granted to the Director under the 1999 and 2000 Stock Option Plans for Outside Directors.

  (5) Includes 7,500 Common Shares which the Director has the right to acquire within 60 days of June 11, 2002 through the exercise of stock options granted to the Director under the 2000 Stock Option Plan for Outside Directors.

  (6) Mr. Ware will retire from the Board of Directors effective as of the Annual Meeting.

  (7) Includes (i) 324,900 Common Shares which Mr. Bayman has the right to acquire within 60 days of June 11, 2002 through the exercise of stock options granted to him under the 1991 Stock Option Plan and the 2000 Stock Incentive Plan, and (ii) 611,567 restricted Common Shares which Mr. Bayman was granted under the Pioneer-Standard Electronics, Inc. 1999 Restricted Stock Plan, as to which Mr. Bayman has sole voting power but no dispositive power until such shares have become vested.

  (8) Includes 118,325 Common Shares which Mr. Bailey has the right to acquire within 60 days of June 11, 2002 through the exercise of stock options granted to him under the 1991 Stock Option Plan and the 2000 Stock Incentive Plan.

  (9) Includes 99,500 Common Shares which Mr. Coleman has the right to acquire within 60 days of June 11, 2002 through the exercise of stock options granted to him under the 1991 Stock Option Plan and the 2000 Stock Incentive Plan.

(10) Includes 164,514 Common Shares which Mr. Pitera has the right to acquire within 60 days of June 11, 2002 through the exercise of stock options granted to him under the 1991 Stock Option Plan and the 2000 Stock Incentive Plan. Mr. Pitera resigned from his position with the Company effective May 24, 2002.

(11) Includes 345,360 Common Shares which Mr. Rhein has the right to acquire within 60 days of June 11, 2002 through the exercise of stock options granted to him under the 1991 Stock Option Plan and the 2000 Stock Incentive Plan.

(12) The number of Common Shares shown as beneficially owned by the Company's Directors and Executive Officers as a group includes 1,210,099 Common Shares which such persons have the right to acquire within 60 days of June 11, 2002 through the exercise of stock options granted to them under the 1991 Stock Option Plan, the 2000 Stock Incentive Plan, the 1995 Stock Option Plan for Outside Directors, the 1999 Stock Option Plan for Outside Directors and the 2000 Stock Option Plan for Outside Directors.

(13) As reported on a Schedule 13G dated March 8, 2002. Putnam, LLC is a wholly owned subsidiary of Marsh & McLennan Companies, Inc. The reporting person has shared voting power with respect to 831,147 Common Shares and shared dispositive power with respect to 3,234,501 Common Shares. Of the Common Shares shown in the table, Putnam Investment Management, LLC and The Putnam Advisory Company, LLC, which are wholly owned registered investment advisers of Putnam, LLC and

are located at the same address as Putnam, LLC, beneficially own 1,320,153 Common Shares and 1,914,348 Common Shares, respectively.

(14) These Common Shares are held in The Pioneer Stock Benefit Trust, of which the reporting person is trustee, pursuant to the Share Subscription Agreement and Trust effective as of July 2, 1996, between the Company and Wachovia Bank of North Carolina, N.A.

(15) As reported on a Schedule 13G/A dated January 30, 2002.

(16) As reported on a Schedule 13G dated February 7, 2002.

(17) As reported on a Schedule 13G dated February 14, 2002. These Common Shares have not been issued and are not currently outstanding. The 1,851,099 Common Shares may be acquired upon conversion of 583,097 preferred securities of the Pioneer-Standard Financial Trust.

COMPENSATION OF EXECUTIVE OFFICERS

The following table shows information concerning the annual and long-term compensation for services in all capacities to the Company for the years ended March 31, 2002, 2001 and 2000, of all those persons who were during the 2002 fiscal year (i) the Chief Executive Officer and (ii) the other four most highly compensated Executive Officers of the Company for the fiscal year (collectively, the "Executive Officers").

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long-Term Compensation Awards		
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation(1)	Restricted Stock Awards(2)	Securities Underlying Options	All Other Compensation(3)
James L. Bayman	2002	$650,000	$ —	$ —	$ —	85,000	$55,785
Chairman of the	2001	600,000	515,839	—	—	100,000	58,957
Board and Chief	2000	500,000	619,662	—	8,256,155	—	45,152
Executive Officer							
Arthur Rhein	2002	500,000	—	—	—	170,000	44,050
President and Chief	2001	500,000	419,125	—	—	200,000	45,105
Operating Officer	2000	400,000	503,475	—	—	—	33,966
Thomas G. Pitera	2002	375,000	35,000	—	—	60,000	22,464
President, Industrial	2001	375,000	323,899	—	—	70,000	20,793
Electronics Division	2000	325,000	355,163	—	—	—	8,219
Robert J. Bailey	2002	325,000	189,473	—	—	50,000	16,527
Executive Vice President,	2001	325,000	201,692	—	—	60,000	12,719
Marketing, Computer	2000	270,825	72,110	—	—	—	6,072
Services Division							
Peter J. Coleman	2002	325,000	189,473	—	—	50,000	16,527
Executive Vice President,	2001	325,000	201,692	—	—	60,000	12,776
Sales, Computer	2000	275,000	72,101	—	—	—	7,739
Services Division							

(1) Unless otherwise indicated, no Executive Officer received personal benefits or perquisites in excess of the lesser of $50,000 or 10% of his aggregate salary and bonus.

(2) The dollar value for the fiscal year ended March 31, 2000 was calculated by multiplying the number of restricted Common Shares granted to Mr. Bayman by the closing price of $13.50 on July 27, 1999. As of March 31, 2002, the 611,567 restricted Common Shares held by Mr. Bayman had an aggregate value of $8,653,673, based upon the closing price of the Common Shares on March 28, 2002 of $14.15 per share. The Company's Restricted Stock Plan provides for the vesting of the Common Shares over a three-year period commencing when Mr. Bayman commences his Period of Transition described below. See "Employment Agreements." Dividends on the restricted Common Shares are payable to Mr. Bayman in the same manner as dividends on other Common Shares.

(3) Consists of (i) contributions by the Company on behalf of the Executive Officers to the Pioneer-Standard Electronics, Inc. Employees' Profit Sharing Retirement Plan, which during fiscal 2002 were as follows: James L. Bayman, $5,178; Arthur Rhein, $6,053; Thomas G. Pitera, $5,262; Robert J. Bailey, $5,689;

and Peter J. Coleman, $5,960;. (ii) contributions by the Company to the Benefit Equalization Plan, which during fiscal 2002 were as follows: James L. Bayman, $30,108; Arthur Rhein, $23,432; Thomas G. Pitera, $17,202; Robert J. Bailey, $10,838; and Peter J. Coleman, $10,567; and (iii) premiums paid for split dollar life insurance by the Company, which during fiscal 2002 were as follows: James L. Bayman, $19,499; and Arthur Rhein, $14,565.

Shown below is information with respect to grants of stock options to the Executive Officers during the fiscal year ended March 31, 2002. The options were granted at the fair market value on the date of grant and have a term of ten years.

Option Grants in Last Fiscal Year

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term (10 Years)	
Name	Number of Securities Underlying Options Granted	% of Total Options Granted to Employees in Fiscal Year	Exercise Price $/Share	Expiration Date	5%	10%
James L. Bayman	85,000(1)	9.5	$13.01	6/13/2011	$ 695,300	$1,762,900
Arthur Rhein	170,000(2)	19.0	13.01	6/13/2011	1,390,600	3,527,874
Thomas G. Pitera	60,000(3)	6.7	13.01	6/13/2011	490,800	1,244,400
Robert J. Bailey	50,000(4)	5.6	13.01	6/13/2011	409,000	1,037,000
Peter J. Coleman	50,000(4)	5.6	13.01	6/13/2011	409,000	1,037,000

(1) Options became exercisable as to 28,300 Common Shares on April 1, 2002, and become exercisable as to 28,300 Common Shares on April 1, 2003 and 28,400 Common Shares on April 1, 2004.

(2) Options became exercisable as to 56,700 Common Shares on April 1, 2002, and become exercisable as to 56,700 Common Shares on April 1, 2003 and 56,600 Common Shares on April 1, 2004.

(3) Options became exercisable as to 20,000 Common Shares on April 1, 2002. As a result of Mr. Pitera's resignation effective May 24, 2002, the remaining 40,000 will not become exercisable.

(4) Options became exercisable as to 16,700 Common Shares on April 1, 2002, and become exercisable as to 16,700 Common Shares on April 1, 2003 and 16,600 Common Shares on April 1, 2004.

Shown below is information with respect to the exercise of options to purchase Common Shares by the Executive Officers and unexercised options to purchase Common Shares for the Executive Officers.

Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

Name	Shares Acquired on Exercise	Value Realized	Number of Securities Underlying Unexercised Options at Fiscal Year-End		Value of Unexercised In-the-Money Options at Fiscal Year-End (1)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
James L. Bayman	—	$ —	263,300	151,700	$787,695	$123,580
Arthur Rhein	—	—	209,100	377,700	635,193	500,789
Thomas G. Pitera	2,700	22,764	119,175	184,200	375,189	326,730
Robert J. Bailey.............	—	—	73,525	158,100	169,085	337,390
Peter J. Coleman............	—	—	54,700	146,300	98,405	325,570

(1) Based on the difference between the exercise price of such options and the closing price of a Common Share on Nasdaq on March 28, 2002 ($14.15).

The following table provides certain information with respect to all of the Company's equity compensation plans in effect as of March 31, 2002.

Equity Compensation Plan Information

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Issuance Under Equity Compensation Plans
Equity compensation plans approved by shareholders (*i.e.*, 1991 Stock Option Plan, 2000 Incentive Plan, and 1995, 1999 and 2000 Stock Option Plans for Outside Directors)(1)	3,861,534	$11.997	1,076,211
Equity compensation plans not approved by shareholders	–0–	–0–	–0–
Total............................	3,861,534	$11.997	1,076,211

(1) Does not include the Restricted Stock Plan, which was approved by the Company's shareholders and pursuant to which a total of 723,798 restricted Common Shares have been granted.

Supplemental Executive Retirement Plan

The Supplemental Executive Retirement Plan was established during the 2000 fiscal year to provide retirement cash benefits, in an amount not to exceed 50% of final average earnings, to a select group of highly-compensated management employees. The maximum cash benefit under the Supplemental Executive Retirement Plan is limited to 50% of the participant's final average earnings, which for this purpose would be the participant's base salary, including pre-tax deferrals, plus annual incentive compensation, offset by other Company funded retirement benefits. Mr. Bayman does not participate in the Supplemental Executive Retirement Plan, but instead is covered by the Restricted Stock Plan.

The following table shows the total retirement benefit under the Supplemental Executive Retirement Plan for employees in the compensation ranges specified, under various assumptions with respect to average annual compensation and years of benefit service.

Average Annual Compensation	Estimated Benefits Upon Retirement (As of June 1, 2002) with Years of Service Indicated (1) (2)				
	5 Years	10 Years	20 Years	30 Years	35 Years
$ 500,000.00	$ 805,582.78	$1,611,165.56	$2,416,700.00	$2,416,700.00	$2,416,700.00
550,000.00	886,141.06	1,772,282.11	2,658,370.00	2,658,370.00	2,658,370.00
600,000.00	966,699.33	1,933,398.67	2,900,040.00	2,900,040.00	2,900,040.00
650,000.00	1,047,257.61	2,094,515.22	3,141,710.00	3,141,710.00	3,141,710.00
700,000.00	1,127,815.89	2,255,631.78	3,383,380.00	3,383,380.00	3,383,380.00
750,000.00	1,208,374.17	2,416,748.33	3,625,050.00	3,625,050.00	3,625,050.00
800,000.00	1,288,932.44	2,577,864.89	3,866,720.00	3,866,720.00	3,866,720.00
850,000.00	1,369,490.72	2,738,981.45	4,108,390.00	4,108,390.00	4,108,390.00
900,000.00	1,450,049.00	2,900,098.00	4,350,060.00	4,350,060.00	4,350,060.00
950,000.00	1,530,607.28	3,061,214.56	4,591,730.00	4,591,730.00	4,591,730.00
1,000,000.00	1,611,165.56	3,222,331.11	4,833,400.00	4,833,400.00	4,833,400.00
1,050,000.00	1,691,723.83	3,383,447.67	5,075,070.00	5,075,070.00	5,075,070.00
1,100,000.00	1,772,282.11	3,544,564.22	5,316,740.00	5,316,740.00	5,316,740.00
1,150,000.00	1,852,840.39	3,705,680.78	5,558,410.00	5,558,410.00	5,558,410.00
1,200,000.00	1,933,398.67	3,866,797.33	5,800,080.00	5,800,080.00	5,800,080.00
1,250,000.00	2,013,956.95	4,027,913.89	6,041,750.00	6,041,750.00	6,041,750.00
1,300,000.00	2,094,515.22	4,189,030.45	6,283,420.00	6,283,420.00	6,283,420.00
1,350,000.00	2,175,073.50	4,350,147.00	6,525,090.00	6,525,090.00	6,525,090.00
1,400,000.00	2,255,631.78	4,511,263.56	6,766,760.00	6,766,760.00	6,766,760.00
1,450,000.00	2,336,190.06	4,672,380.11	7,008,430.00	7,008,430.00	7,008,430.00
1,500,000.00	2,416,748.33	4,833,496.67	7,250,100.00	7,250,100.00	7,250,100.00

(1) Assuming retirement at age 65.

(2) The maximum accrued cash benefit under the Supplemental Executive Retirement Plan is limited to 50% of the participant's final average earnings, which includes the participant's base salary, including pre-tax deferrals, plus annual incentive compensation, offset by other Company funded retirement benefits and Social Security benefits.

With respect to the Executive Officers listed in the Summary Compensation Table and employed by the Company as of June 1, 2002, Mr. Rhein has 20 years of benefit service, Mr. Bailey has 25 years of benefit service and Mr. Coleman has 29 years of benefit service with the Company.

Employment Agreements

2000 Employment Agreements with Messrs. Bayman and Rhein. The Company entered into Employment Agreements with Messrs. Bayman and Rhein effective April 1, 2000 (the "2000 Employment Agreements"). The 2000 Employment Agreements for Messrs. Bayman and Rhein initially provided for a monthly base salary of $50,000 and $41,666.67, respectively. Effective April 1, 2002, Mr. Bayman's 2000 Employment Agreement was amended, and Mr. Rhein entered into a new Employment Agreement with the Company. The terms of the amendment to Mr. Bayman's 2000 Employment Agreement and the terms of Mr. Rhein's new Employment Agreement are described elsewhere in this Proxy Statement.

Under his 2000 Employment Agreement, Mr. Bayman is entitled to receive fringe and other benefits to which executive officers of the Company are generally entitled, including participation in the Company's Retirement Plan and Benefit Equalization Plan, the reimbursement of club fees and dues and automobile expenses, and health, life, disability and accidental death and dismemberment insurance coverage. Also, Mr. Bayman is eligible to participate in the Company's existing and successor option plans, with any grants under such plans to be at the discretion of the Compensation Committee. Mr. Bayman is eligible to participate in the Company's 2000 Annual Incentive Plan under his 2000 Employment Agreement. Mr. Rhein's 2000 Employment Agreement contained similar terms, and also entitled him to participate in the Company's Supplemental Executive Retirement Plan.

The 2000 Employment Agreement for Mr. Bayman has a term of two years, with an option on his part to reduce the term to one year. The 2000 Employment Agreement for Mr. Bayman provides a three-year transitional employment arrangement with the Company after expiration of his term as an officer of the Company pursuant to which he will be paid $100,000 per year for his part-time services, and during which Period of Transition he will remain an employee of the Company for all purposes. The 2000 Employment Agreement for Mr. Rhein had a term of one year, renewable automatically for successive one-year terms unless terminated by either the Company or Mr. Rhein pursuant to the provisions of Mr. Rhein's 2000 Employment Agreement.

Mr. Bayman will be entitled to certain payments and benefits under his 2000 Employment Agreement if his employment with the Company is terminated under certain circumstances. In the event of discharge or voluntary resignation during the one-year period following a change in control (or, in certain circumstances, in the event of discharge during a limited period before an anticipated change in control) of the Company (as defined below), Mr. Bayman is entitled to receive under his 2000 Employment Agreement his base salary through the end of the month in which his termination of employment occurs, plus an amount equal to 36 times his current monthly base salary payable in one payment immediately upon such termination. In addition, Mr. Bayman is entitled to immediate payment of an incentive cash bonus based upon his incentive cash bonus under the 2000 annual Incentive Plan for the preceding year, pro rated for the current year, plus an amount equal to his earned incentive cash bonus under the 2000 Annual Incentive Plan (or any predecessor annual incentive plan or arrangement) for the preceding three years. For three years following such termination, Mr. Bayman is entitled to all benefits and service credits for benefits under all employee benefit plans, programs or arrangements of the Company on the same basis as provided immediately prior to his termination. "Change in control" is defined in the 2000 Employment Agreements as a change in control of a nature that would be required to be reported in response to Item 6(e) of Schedule 14A of Regulation 14A promulgated under the Securities Exchange Act of 1934, including (i) the acquisition by any person of beneficial ownership, directly or indirectly, of securities of the Company representing 20% or more of the combined voting power of the Company's then outstanding securities or (ii) the event that, during any period of 12 consecutive months, individuals who were Directors of the Company at the beginning of the period, and for whom such officers voted as a shareholder, cease for any reason to constitute at least a majority of the Board of Directors. The 2000 Employment Agreement for Mr. Rhein contained similar terms and definitions, except that the 2000 Employment Agreement for Mr. Rhein defined "change in control" to include the event that Mr. Rhein was not offered the position of Chief Executive Officer of the Company within six months after the termination of Mr. Bayman's status as such, or, at any time during the one-year period following the first day on which Mr. Rhein held the title of Chief Executive Officer, such title was revoked or his duties or obligations were materially inconsistent with the duties or obligations of the Chief Executive Officer of the Company, unless the failure of Mr. Rhein to be offered such position or such revocation or assignation was due to his disability, death, termination of employment for "cause" (as described below) or voluntary termination without a "good reason" (as described below).

In the event of discharge without cause or voluntary resignation for a good reason, Mr. Bayman is entitled to receive his base salary for the month in which his termination of employment occurs, plus an incentive cash bonus calculated on the basis of his earned incentive cash bonus under the 2000 Annual Incentive Plan (or any predecessor annual incentive plan or arrangement) for the immediately preceding fiscal year, pro rated for the then current fiscal year through his date of termination, plus a monthly payment, for the 24 months following such termination of employment, of an amount equal to $1/24^{th}$ of the sum of 24 times his current monthly base salary plus an amount equal to his earned incentive cash bonus under the 2000 Annual Incentive Plan (or any predecessor annual incentive plan or arrangement) for the two previously completed fiscal years. For the 24 months following such termination, Mr. Bayman also is entitled to all benefits and service credits for benefits under all employee benefit plans, programs or arrangements of the Company on the same basis as provided immediately prior to termination, or the economic equivalent thereof. Amounts payable to Mr. Bayman as a result of termination by the Company without cause or voluntary resignation for a good reason will be reduced by any amounts which Mr. Bayman actually receives from another employer during the 24 month period following the date of any such termination, and any benefits payable to Mr. Bayman by reason of any welfare benefit plan of the Company or perquisites will be reduced to the extent comparable benefits or perquisites (or the cash equivalent thereof) are actually received by Mr. Bayman from another employer during such period. The 2000 Employment Agreement for Mr. Rhein contained similar terms.

The 2000 Employment Agreements also contain certain restrictive covenants, including a confidentiality provision, which survive such agreements indefinitely, and non-competition and non-interference provisions, which extend two years after a termination of employment, unless such termination occurs within one year following a change in control, in which case such provisions terminate upon such termination of employment. All obligations of the Company to make any payments or provide any benefits following termination of employment under the 2000 Employment Agreements cease upon a breach of such restrictive covenants.

"Cause" is defined in the 2000 Employment Agreements to mean that termination of the executive's employment shall have been the result of (a) his conviction of the offense of misappropriation of money or other property of the Company or of any felony, provided that such offense or felony results in material economic harm to the Company or has a materially adverse effect on the Company's operations, property or business relationships; (b) a breach by the executive of his obligation under the 2000 Employment Agreement to devote his full time to the affairs of the Company (which breach is not cured within 30 days after the executive's receipt of written notice from the Company) or a breach of any of the restrictive covenants relating to competition, disclosure or solicitation contained in the 2000 Employment Agreement; or (c) the substantial and continued failure or refusal to perform under the 2000 Employment Agreement which the executive fails to remedy within 30 days after his receipt of written notice from the Company. "Good reason" is defined in the 2000 Employment Agreements generally to mean the occurrence of: (i) any reduction in the executive's position, authority or title; (ii) any material reduction in the executive's responsibilities or duties for the Company; (iii) any material adverse change or reduction in the aggregate perquisites, benefits and payments to which the executive is entitled under the 2000 Employment Agreements; (iv) any change in the executive's reporting relationship; (v) any relocation of the executive's principal place of work with the Company to a location that exceeds by 50 miles the distance from the location of his residence at the time of such relocation of his principal place of work with the Company to the Company's headquarters; or (vi) the material breach or material default by the Company of any of its agreements or obligations under any provision of the 2000 Employment Agreements, unless such breach or default is substantially cured within 30 days after written notice advising the Company of the acts or omissions constituting such breach or default is actually received by the Company.

Upon either voluntary termination without good reason or termination for cause, Mr. Bayman will not be entitled to further remuneration payments under his 2000 Employment Agreement. The 2000 Employment Agreement also prohibits Mr. Bayman from competing with the Company or interfering with the Company's relationships with its customers and employees if Mr. Bayman's employment with the Company is terminated for any reason other than in connection with a change in control, and the breach of any such prohibitions by Mr. Bayman will result in the termination of payments by the Company to Mr. Bayman under his 2000 Employment Agreement. The 2000 Employment Agreement for Mr. Rhein contained similar terms.

Mr. Bayman's 2000 Employment Agreement also provides that, if any payment received by Mr. Bayman in connection with a change in control of the Company is deemed a "parachute payment" under Section 280G of the Internal Revenue Code of 1986, as amended, resulting in an "excess parachute payment" within the meaning of Section 280G(b), Mr. Bayman will be entitled to a cash payment in an amount equal to the 20% excise tax, if any, payable by Mr. Bayman pursuant to the provisions of Section 4999, which amount will be increased by the aggregate of the amount of any federal, state, and local income taxes and excise taxes for which he may become liable on account of the receipt of the excise tax gross up payment. The 2000 Employment Agreement also provides for payment by the Company of up to $500,000 of legal fees incurred by Mr. Bayman in the event that, following a "change in control," Mr. Bayman may be caused to institute or defend proceedings to enforce his rights under his 2000 Employment Agreement. The 2000 Employment Agreement for Mr. Rhein contained similar terms.

Amendment to Mr. Bayman's 2000 Employment Agreement.   Effective April 1, 2002, Mr. Bayman's 2000 Employment Agreement was amended to delineate Mr. Bayman's duties during his Period of Transition. In addition to serving in an advisory capacity to the Company's Chief Executive Officer during his Period of Transition, Mr. Bayman is required to be regularly available in the first year of his Period of Transition to assist the Chief Executive Officer in evaluating industry and market conditions, evaluating corporate opportunities, and undertaking similar corporate development activities. Mr. Bayman is required to make himself available to serve as a Director of the Company during his Period of Transition and, provided that Mr. Bayman is elected as a Director of the Company at the Annual Meeting, Mr. Bayman has agreed to serve as the Chairman of the Board of Directors through March 31, 2003. Mr. Bayman's 2000 Employment Agreement was further amended to provide that, for the first year of his Period of Transition, he will receive a base salary of $450,000 per year and a cash bonus, payable as a single sum on March 31, 2003, of $200,000.

2002 Employment Agreement with Mr. Rhein.   Mr. Rhein entered into a new Employment Agreement with the Company effective April 1, 2002 (the "2002 Employment Agreement"), which replaced his 2000 Employment Agreement. The 2002 Employment Agreement provides for a monthly salary of $52,083.34 for Mr. Rhein. Mr. Rhein is also eligible to participate in the Company's 2000 Annual Incentive Plan under his 2002 Employment Agreement.

Mr. Rhein will be entitled to certain payments and benefits under the 2002 Employment Agreement if his employment with the Company is terminated under certain circumstances. In the event of discharge or voluntary resignation during the one year period following a change in control of the Company, Mr. Rhein is entitled to receive under his 2002 Employment Agreement his base salary through the end of the month in which the termination of employment occurs, plus an amount equal to 36 times his current base salary payable in one payment immediately upon such termination. In addition, Mr. Rhein is entitled to receive payment of an incentive cash bonus based upon his incentive cash bonus under the 2000 Annual Incentive Plan for the preceding year, pro rated for the current year, plus an amount equal to his earned incentive cash bonus under the 2000 Annual Incentive Plan (or any predecessor annual incentive plan or arrangement) for the preceding three years. For three years following such termination, Mr. Rhein is also entitled to all benefits and service credits for benefits under all employee benefit plans, programs or arrangements of the Company on the same basis as provided immediately prior to his termination, or the economic equivalent thereof. "Change in control" is defined in the 2002 Employment Agreement as a change in control of a nature that would be required to be reported in response to Item 6(e) of Schedule 14A of Regulation 14A promulgated under the Securities Exchange Act of 1934, including (i) the acquisition by a person of beneficial ownership, directly or indirectly, of securities of the Company representing 20% or more of the combined voting power of the Company's then outstanding securities, or (ii) in the event that, during any period of 12 consecutive months, individuals who were Directors of the Company at the beginning of the period, and for whom Mr. Rhein voted as a shareholder, cease for any reason to constitute at least a majority of the Board of Directors. The 2002 Employment Agreement defines "change in control" to include, in addition to the foregoing, the event that, at any time during the one year period following the first day on which Mr. Rhein holds the title of Chief Executive Officer, such title is revoked or his duties or obligations are materially inconsistent with the duties or obligations of the Chief Executive Officer of the Company, unless such revocation or assignation is due to his disability, death, termination of employment for cause, or voluntary termination without a good reason. The definitions of the terms "cause" and "good reason" in the 2002 Employment Agreement are identical to the definitions of those terms set forth in Mr. Rhein's 2000 Employment Agreement, as described above.

In the event of discharge without cause or voluntary termination for a good reason, Mr. Rhein is entitled to receive his base salary for the month in which his termination of employment occurs; plus an incentive cash bonus calculated on the basis of his earned incentive cash bonus under the 2000 Annual Incentive Plan for the immediately preceding fiscal year, pro rated for the then current fiscal year through the date of his termination; plus a monthly payment, for the 24 months following such termination of employment, of an amount equal to 1/24th of the sum of 24 times his current monthly base salary plus an amount equal to his earned incentive cash bonus under the 2000 Annual Incentive Plan (or any predecessor annual incentive plan or arrangement) for the two previously completed fiscal years. For the 24 months following such termination, Mr. Rhein is also entitled to all benefits and service credits for benefits under all employee benefit plans, programs or arrangements of the Company on the same basis as provided immediately prior to his termination, or the economic equivalent thereof.

The 2002 Employment Agreement also contains provisions regarding confidentiality and, except upon voluntary termination or involuntary termination within one year after a change in control, non-competition and non-interference (for two years following termination of employment).

Upon either voluntary termination without a good reason or termination for cause, Mr. Rhein would not be entitled to further remuneration payments under his 2002 Employment Agreement.

Mr. Rhein's 2002 Employment Agreement provides that, if any payment received by Mr. Rhein in connection with a change in control of the Company is deemed a "parachute payment" under Section 280G of the Internal Revenue Code of 1986, as amended, resulting in an "excess parachute payment" within the meaning of Section 280G(b), Mr. Rhein will be entitled to a cash payment in an amount equal to the 20% excise tax, if any, payable by Mr. Rhein pursuant to the provisions of Section 4999, which amount will be increased by an aggregate of the amount of any federal, state and local income taxes and excise taxes for which he may become liable on account of the receipt of the excise tax gross up payment. Like his 2000 Employment

16

Agreement, Mr. Rhein's 2002 Employment Agreement also provides for payment by the Company of up to $500,000 of legal fees incurred by Mr. Rhein in the event that, following a "change in control," Mr. Rhein may be caused to institute or defend proceedings to enforce his rights under the 2002 Employment Agreement.

Had a "change in control" and termination of employment occurred on June 1, 2002, Mr. Bayman would have received $2,485,501 under his 2000 Employment Agreement (36 times his current monthly base salary plus incentive bonuses) and the 611,567 Common Shares issued to him under the Restricted Stock Plan valued at $6,941,285 (on May 31, 2002 the Common Shares closed at $11.35 per share on Nasdaq) would have become vested and would be considered additional taxable income. Mr. Rhein would have received $2,797,600 under his 2002 Employment Agreement. In addition, all stock options granted to the above individuals would have become immediately vested. To the extent that any of the above would be considered an excess parachute payment under Section 4999 subject to the 20% excise tax, the Company would be obligated to reimburse the officers for such tax plus any additional excise tax thereon, plus all federal, state and local income taxes on the excise tax reimbursements at a combined assumed rate of forty-seven percent (47%), all or part of which may not be tax deductible by the Company as an ordinary and necessary business expense. These payments might have the effect of discouraging any possible acquisition or hostile takeover of the Company. However, depending on the facts and circumstances at the time of an actual "change in control," the payments due to Messrs. Bayman and Rhein may be materially larger or smaller, and may include additional benefits and payments under other employee benefit plans, programs, perquisites or arrangements of the Company not considered in the above analysis.

Non-Competition Agreement and Change of Control Agreement.   On February 25, 2000, the Company entered into non-competition agreements and change of control agreements with Messrs. Pitera, Bailey and Coleman. Under the non-competition agreements, in the event the Company terminates such executive's employment without cause, such executive is entitled to his monthly base salary, target incentive and benefit coverage for twelve months following such termination. In the event such executive's employment is terminated for cause or he voluntarily resigns his position, the Company has no obligations for such payments or benefits coverage under the non-competition agreement. If any of Messrs. Pitera, Bailey or Coleman is terminated for cause or voluntarily terminates his employment, such executive is prohibited under the non-competition agreement for the two-year period following any such termination (the "Noncompetition Period") from being employed by, owning, operating or similar involvement, directly or indirectly, with any business that competes with the Company in the distribution of electronic parts, components or systems in the geographical area in which the Company conducts its business. In the event that any of Messrs. Pitera, Bailey or Coleman is terminated without cause, the Company may, in its sole discretion, elect to pay such executive his regular base salary and target incentive for all or any part of the Noncompetition Period, which payments are separate and in addition to the severance payments and benefits coverage described above and, so long as the Company makes such payments, such executive will be bound by the non-competition provisions described above. The non-competition agreements also contain nondisclosure and non-interference provisions. In the event of a change of control, the provisions of the change of control agreement described below will supersede those of the non-competition agreement with respect to severance and non-competition terms.

Under the change of control agreements, if during the 12 month period following a change of control (as described below), either of Messrs. Pitera, Bailey or Coleman is discharged without cause or voluntarily terminates his employment for any reason, such executive is entitled to receive a lump sum amount within 30 days of such termination of employment equal to 24 times the greater of (i) such executive's highest monthly base salary paid during the twelve month period preceding a change in control or (ii) such executive's

17

highest monthly base salary paid or payable by the Company at any time from the ninety day period preceding a change of control through the date of termination. In addition, each of Messrs. Pitera, Bailey and Coleman is entitled to receive a lump sum amount equal to the greater of (i) four times such executive's highest aggregate amount of incentive compensation paid during any six consecutive months of the 12 months preceding a change of control or (ii) four times such executive's highest aggregate amount of incentive compensation paid during any six consecutive months preceding the date of termination. Further, each of Messrs. Pitera, Bailey and Coleman is entitled to receive 24 times the monthly amount paid such executive as an auto allowance immediately preceding a change of control. For two years following such termination, such executive also is entitled to all benefits and service credits for benefits under all employee benefit plans, programs or arrangements of the Company (or the economic equivalent thereof where such crediting is not permitted). For purposes of the change of control agreements for Messrs. Pitera, Bailey and Coleman, "cause" is defined as (i) an act or acts of personal dishonesty taken by the employee and intended to result in personal enrichment of the employee at the expense of the Company or (ii) the conviction of the employee of a felony.

If any payment received by Messrs. Pitera, Bailey and Coleman in connection with a change of control of the Company is deemed a "parachute payment" under Section 280G of the Internal Revenue Code of 1986, as amended, resulting in an "excess parachute payment" within the meaning of such Section 280G(b), he will be entitled under the change of control agreement to a cash payment in an amount equal to the 20% excise tax, if any, payable by him pursuant to the provisions of Section 4999, which amount will be increased by the aggregate of the amount of any federal, state, and local income taxes and excise taxes for which he may become liable on account of the receipt of the excise tax gross up payment. For purposes of the change of control agreement, a "change of control" is defined as (i) the acquisition by any person of beneficial ownership, directly or indirectly, of securities of the Company representing 20% or more of the combined voting power of the Company's then outstanding securities, (ii) the individuals who constitute the Board of Directors of the Company as of February 25, 2000 (the "Incumbent Board") cease to constitute a majority of the Board of Directors of the Company, provided that any individual who subsequently becomes a Director or whose election or nomination for election was approved by a vote of at least a majority of the Directors then comprising the Incumbent Board (other than an election or nomination of an individual in connection with an actual or threatened election contest) shall be considered as though such person were a member of the Incumbent Board , or (iii) approval by the Company's shareholders of a reorganization, merger or consolidation with respect to which persons who were not shareholders before such reorganization, merger or consolidation own more than 80% of the combined voting power of the Company, or a liquidation of the Company or the sale of all or substantially all of the assets of the Company.

SHAREHOLDER RETURN PERFORMANCE PRESENTATION

The following chart compares the value of $100 invested in the Common Shares with a similar investment in the S&P Stock Index (the "S&P 500") and the companies listed in the SIC Code 5065-Electronic Parts and Equipment N.E.C. Index (the Company's "Peer Group") for the period March 31, 1997 through March 31, 2002.



Company Name/Index	Base Period March 1997	Years Ending				
		March 1998	March 1999	March 2000	March 2001	March 2002
Pioneer-Standard Electronics	100	96.90	52.56	127.47	99.99	116.74
S&P 500 Index	100	148.00	175.32	206.77	161.95	162.34
Peer Group	100	108.26	60.69	121.79	64.96	77.17

19

COMPENSATION COMMITTEE REPORT
ON EXECUTIVE COMPENSATION

The Company's Compensation Committee (the "Committee") is comprised of four outside Directors of the Company. The Committee is responsible for reviewing, implementing and administering the Company's executive officer and director compensation and employment arrangements and plans.

Set forth below is a report submitted by Messrs. McCreary, Lauer, Christ and Sullivan in their capacity as members of the Committee. The report addresses the policies of the Committee with respect to the compensation and employment arrangements applicable to the Company's executive officers and describes the factors considered by the Committee in determining the compensation of James L. Bayman, Chairman and Chief Executive Officer of the Company, for the Company's 2002 fiscal year.

Compensation Philosophy and Objectives

In November 1998, at the request of the Committee, the Company retained the services of Ernst & Young LLP ("Ernst & Young") as consultants to conduct a comprehensive review of the Company's executive officer compensation. This review compared the Company's executive officers' base salaries, short term annual cash bonus incentives, long term stock incentives, retirement benefits and perquisites to those of a peer group of twenty companies compiled by Ernst & Young. The companies selected for inclusion in the peer group (some of which are included in the peer group used in the "Shareholder Return Performance Presentation," included elsewhere in this Proxy Statement) were those (1) with lines of business comparable to the Company's, or (2) which may compete with the Company for executive talent. Based on its analysis of this peer group comparison, Ernst & Young was also asked to recommend appropriate modifications to the Company's executive compensation practices in order to enhance the Company's ability to attract, retain and appropriately incent talented executive officers. After lengthy consideration of the report submitted by Ernst & Young, and with the concurrence of the Company's executive officers, the Committee developed a philosophy for compensating the Company's executive officers and identified the Company objectives which that philosophy is intended to accomplish. On the basis of such philosophy and objectives, the Committee recommended, the Board of Directors adopted, and, where appropriate, the Company's shareholders approved, a revised compensation program, the elements of which are described below.

Compensation Philosophy. In conjunction with Ernst & Young's analysis of the Company's compensation practices, the Committee adopted a compensation philosophy for executive officers incorporating the following objectives:

(1) The Company will pay competitive base salary at the 50th percentile of its compensation peer group;

(2) The Company will pay an annual cash bonus incentive targeted at the 50th percentile of its compensation peer group;

(3) The Company will maintain a long-term stock incentive program that also generally targets the 50th percentile of its compensation peer group; and

(4) Executive compensation will be reviewed annually based on a compensation peer group, which peer group may be modified from time to time to reflect changes in the Company's business strategy.

Compensation Objectives. The Committee believes that the Company's executive compensation program should promote the following objectives:

(1) To attract, retain and motivate executives who can significantly contribute to the success of the Company;

(2) To reward the achievement of short- and long-term business objectives that have been approved by the Board of Directors;

(3) To provide a rational, consistent and competitive executive compensation program that is well understood by those to whom it applies; and

(4) To tie a significant portion of executive compensation to the long-term performance of the Common Shares.

The Committee believes that if these compensation objectives are consistently achieved, shareholder value will be enhanced over time.

Base Salary and Annual Incentive Compensation. The peer group analysis prepared by Ernst & Young demonstrated the Company's executive officers' base salary compensation to be substantially below the 50th percentile market consensus. Therefore, for the past several fiscal years, the Committee has approved increases in the executive officers' base salaries in order to raise them incrementally to the targeted level. For fiscal year 2002, the base salary for Mr. Bayman, the Chairman and Chief Executive Officer of the Company, was increased from $600,000 to $650,000. The Committee believes that the approved increases for Mr. Bayman and the other executive officers appropriately balanced the Company's objectives of providing competitive executive compensation and managing the impact of moving executive compensation to the 50th percentile market level.

In fiscal year 2001, the Company implemented an Annual Incentive Plan in which certain of the Company's elected executive officers have been designated participants by the Committee. This Plan was approved by the Company's shareholders at the annual meeting held in July 2000, and is intended to meet the requirements for the payment of "performance based compensation" under Section 162(m) of the Internal Revenue Code of 1986. The Plan replaces the bonus provision formerly included in such executive officers' employment agreements, which established a formula pursuant to which annual cash incentive awards would be paid.

The Plan, which is administered by the Committee, provides for the payment of Awards, in cash or Common Shares at the Committee's discretion, to participants upon the Committee's certification of achievement of written performance goals established by the Committee for a given performance period. During fiscal year 2002, the Committee established performance goals for the fiscal year ended March 31, 2002. Such performance goals were tied to the Company's achievement of established targets for return on capital for the performance periods.

Based on the results of the Company for the performance periods, the Committee certified that the performance goals for the fiscal year were not satisfied. Accordingly, pursuant to a payment formula set by the Committee in conjunction with its establishment of the performance goals, Mr. Bayman did not earn a cash award for the fiscal year ended March 31, 2002.

Stock Option Target Awards. Based upon the report and recommendations of Ernst & Young, the Committee determined to apply a target annual grant rate of stock options of 2% of diluted Common Shares outstanding. The Committee also accepted the recommendation of Ernst & Young that senior executive officers receive stock option grants based on the Black-Scholes Multiple targeted generally at the 50th percentile, with all remaining options available to be allocated to other executive officers and other key employees based upon recommendations to the Committee by the Chief Executive Officer. During fiscal year 2002, the Committee approved the award of a stock option for 85,000 Common Shares to Mr. Bayman.

Change in Control Provisions. During fiscal year 2000, based upon Ernst & Young's analysis of the Company's peer group's executive compensation practices, the Company increased the severance payment payable to certain of the Company's elected executive officers, including Mr. Bayman, upon a "change in control" from two (2) times such executive officer's base salary plus annual incentive cash bonus compensation to three (3) times such amount. These executive officers also were provided an excise and income tax gross up on any excise tax payment owed by such executive officers as a result of any amount received by the executive officer that is determined to be an "excess parachute payment" under Section 280G of the Internal Revenue Code of 1986. Those provisions remained in effect for fiscal year 2002.

Retirement and Other Benefits. Based upon Ernst & Young's compensation review, the Committee recognized that retirement and other benefits provided to the Company's executive officers were significantly less than competitive. To bring the Company's retirement and other benefits in line with those offered by peer companies, the following additional executive retirement and other benefits have been adopted during the last three fiscal years at the recommendation of the Committee, and remain in effect for fiscal year 2002:

• *Supplemental Executive Retirement Plan (SERP)*

A "SERP" was established to provide retirement cash benefits, in an amount not to exceed 50% of final average earnings, to a select group of highly-compensated management employees, which includes elected officers and others selected by the Committee. The maximum cash benefit under the SERP is limited to 50% of the participant's final average earnings, which for this purpose would be the participant's base salary, including pre-tax deferrals, plus annual incentive compensation, offset by other Company funded retirement benefits. Mr. Bayman does not participate in the SERP, but instead is covered by the Restricted Stock Plan discussed below.

• *Restricted Stock Plan*

Due to the nearness to retirement age of Mr. Bayman and John V. Goodger, then the Company's Vice President and Treasurer, at the time of the Committee's recommendation to provide retirement benefits to the Company's executive officers, the Committee concluded that providing retirement benefits under the SERP would have a substantial negative effect on the Company's cash flow. Therefore, it was concluded that Messrs. Bayman and Goodger would be excluded from the SERP and would instead be covered by a separate Restricted Stock Plan. The Plan provides for a one-time grant of restricted Common Shares to Messrs. Bayman and Goodger of 611,567 and 112,231 Common Shares, respectively, which are the amounts calculated by Ernst & Young as an actuarial approximation of participation in the SERP. The Restricted Stock Plan provides for the vesting of the Common Shares over a three year period and is, therefore, to a significant extent a reward for future service rather than solely a substitute for the SERP.

• *Benefit Equalization Plan*

A Benefit Equalization Plan has been established to permit the Company to set aside amounts for retirement on a profit sharing and 401(k) type basis in excess of amounts allowed under the Company's 401(k) Profit Sharing Plan. Additional voluntary deferrals of compensation also are permitted under the Benefit Equalization Plan. The Plan is limited to a select group of management and other highly-compensated employees selected by the Committee.

22

- *Senior Executive Disability Plan*

A Senior Executive Disability Plan has been established to provide enhanced disability benefits to the Chief Executive Officer and to elected officers and other key employees selected by the Chief Executive Officer. The disability benefit payable to a participant is 60% of base salary, including pre-tax deferrals, plus annual incentive compensation.

THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS

Robert G. McCreary (Chairman)
Robert A. Lauer
Charles F. Christ
Thomas C. Sullivan

AUDIT COMMITTEE REPORT

The Audit Committee oversees the Company's financial reporting process on behalf of the Board of Directors. The Audit Committee's activities are governed by a written charter adopted by the Board of Directors.

Management has the primary responsibility for the Company's financial statements and the reporting process, including the system of internal controls. Ernst & Young, the Company's independent auditors, audits the annual financial statements prepared by management and expresses an opinion on the conformity of those financial statements with accounting principles generally accepted in the United States. The Audit Committee monitors these processes.

In carrying out its responsibilities, the Audit Committee has reviewed and has discussed with the Company's management the Company's 2002 audited financial statements. Management represented to the Audit Committee that the Company's financial statements were prepared in accordance with accounting principles generally accepted in the United States. In addition, the Audit Committee discussed with the Company's financial management and independent auditors the overall scope and plans for the audit. The Audit Committee also met with the independent auditors, with and without management present, to discuss the results of the audit, their evaluation of the Company's internal controls and the overall quality of the Company's financial reporting.

The Audit Committee has discussed with the independent auditors the matters required to be discussed by generally accepted auditing standards.

The Audit Committee has also received the written disclosures from Ernst & Young regarding their independence from the Company and its management as required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees) and has considered the compatibility of non-audit services with the auditors' independence.

Based on the Audit Committee's reviews and discussions referred to above, and in reliance upon them, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended March 31, 2002 for filing with the Securities and Exchange Commission.

THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

Thomas A. Commes (Chairman)
Robert G. McCreary
Thomas C. Sullivan
Karl E. Ware

INDEPENDENT AUDITORS

The Board of Directors, upon recommendation of the Audit Committee, has re-appointed Ernst & Young as independent auditors to audit the financial statements of the Company for the fiscal year ending March 31, 2003. Fees for services rendered by Ernst & Young for the last fiscal year were:

Audit Fees	Financial Information Systems Design and Implementation Fees	Fees for All Other Services
$319,000	$0	$269,000

Fees for all other services included audit related services of $147,000 and tax related services of $122,000. Audit related services generally include fees for employee benefits plan audits, business acquisitions, accounting consultations and Securities and Exchange Commission ("Commission") registration statements. Tax related services generally include fees for tax compliance and consulting.

Representatives of Ernst & Young are expected to be present at the Annual Meeting. They will have an opportunity to make a statement if they so desire and are expected to be available to respond to appropriate questions.

PROPOSED INCREASE IN SHARES AUTHORIZED UNDER THE
2000 STOCK OPTION PLAN FOR OUTSIDE DIRECTORS

In July, 2000, the Company established the 2000 Stock Option Plan for Outside Directors (the "2000 Plan"), which provides for the granting of options to purchase Common Shares to eligible Directors of the Company. An aggregate of 105,000 Common Shares are authorized for issuance under the 2000 Plan, of which there are currently 52,500 available for future grant. For the reasons set forth below, the Board of Directors recommends increasing the number of shares available for issuance under the 2000 Plan by an additional 105,000 shares, from 105,000 to 210,000 shares.

General

The purpose of the 2000 Plan is to provide outside Directors of the Company with greater incentive to serve and promote the interests of the Company and its shareholders by encouraging outside Directors to acquire a proprietary interest in the business of the Company or increase the proprietary interest they already have. The 2000 Plan provides for annual option grants of 7,500 Common Shares to each outside Director as of the Company's annual meeting of shareholders. The 105,000 shares available for issuance under the 2000 Plan were intended to provide sufficient shares for two years of grants. The 2000 Plan will have no Common Shares available for grant after the forthcoming Annual Meeting.

The Board of Directors has authorized the proposed increase in the number of Common Shares subject to the 2000 Plan because the Board believes that the option grants under the 2000 Plan enhance outside Directors' commitment to the Company's success and to the interests of its shareholders. The proposed increase is intended to provide sufficient shares for grants in the next two years.

PLAN BENEFITS
2000 Stock Option Plan for Outside Directors

Name and Position	Number of Common Shares
Outside Directors	210,000

Summary of Material Provisions of the 2000 Plan

The following summary of the material provisions of the 2000 Plan is qualified in its entirety by reference to the full text of the 2000 Plan, a copy of which may be obtained by the shareholders of the Company upon request directed to the Company's Executive Vice President and Chief Financial Officer at 6065 Parkland Blvd., Mayfield Heights, Ohio 44124.

Eligible Participants. Only Directors of the Company who are not also employees of the Company are eligible to participate in the 2000 Plan.

Shares Subject to the Plan. The shares to be issued upon exercise of options granted under the 2000 Plan will be Common Shares, without par value, of the Company. Either treasury or authorized and unissued Common Shares, or both, as the Board of Directors shall from time to time determine, may be so issued. Common Shares which are the subject of any lapsed, expired or terminated options may be made available for reoffering under the 2000 Plan.

Grant of Options. Options are granted annually under the 2000 Plan, on the date of the annual meeting of shareholders, to each outside Director for the purchase of a maximum of 7,500 Common Shares by each such Director.

Option Price. The option price per Common Share under the 2000 Plan is equal to the fair market value of a share on the date the options are granted.

Period of Option. Each option granted under the 2000 Plan is exercisable in full for a period of ten years from the date of grant.

Limitations on Exercise and Transfer of Options. Only the Director to whom the option is granted may exercise the same, except where a guardian or other legal representative has been appointed for such Director and except as discussed below. No option granted under the 2000 Plan will be transferable other than by (i) the Last Will and Testament of the Director to whom it is granted, or, if the Director dies intestate, by the applicable laws of descent and distribution, (ii) to the extent approved by the Board of Directors, pursuant to a domestic relations order, or (iii) to the extent approved by the Board of Directors, by a Director who transfers such option to a member of his or her immediate family. No option granted under the 2000 Plan may be pledged or hypothecated, nor will any such option be subject to execution, attachment or similar process, other than as provided by the terms of the 2000 Plan.

25

Exercise of Option. Each option granted under the 2000 Plan may be exercised in whole or in part from time to time during the option period, but this right of exercise will be limited to whole shares. Options may be exercised by the optionee giving written notice to the Company of intention to exercise the same, accompanied by full payment of the purchase price in cash or in whole or in part in Common Shares having a fair market value on the date the option is exercised equal to that portion of the purchase price for which payment in cash is not made.

Termination of Directorship. If the optionee ceases to be a Director of the Company because of his or her voluntary resignation or removal by the Board of Directors for cause, the optionee's option will terminate on the effective date of termination of his or her directorship and neither the optionee nor any other person will have any right after such date to exercise all or any part of the option. If, however, the optionee's directorship is terminated for any other reason, then the option will remain exercisable until the first to occur of the end of the option's ten-year term or the second anniversary of the effective date of termination of his or her directorship by the optionee, or, if the optionee's directorship is terminated because of death, by the optionee's estate or by the person designated in the optionee's Last Will and Testament or to whom transferred by the applicable laws of descent and distribution.

OTHER MATTERS

Reports will be laid before the Annual Meeting, including a letter from the Chief Executive Officer which accompanies the financial statements of the Company and the Auditor's Report prepared by independent auditors. The Board of Directors does not contemplate and does not intend to present for consideration the taking of action by shareholders with respect to any reports to be laid before the Annual Meeting or with respect to the minutes of the Annual Meeting of Shareholders held on July 24, 2001, which will be read at the Annual Meeting on July 30, 2002, unless a motion to dispense with a reading is adopted.

The Board of Directors is not aware of any matter to come before the Annual Meeting other than those mentioned in the accompanying Notice. However, if other matters shall properly come before the Annual Meeting, it is the intention of the persons named in the accompanying Proxy to vote in accordance with their best judgment on such matters.

The cost of solicitation of Proxies, including the cost of preparing, assembling and mailing the Notice, Proxy Statement and Proxy, will be borne by the Company. In addition to solicitation by mail, arrangements may be made with brokerage houses and other custodians, nominees and fiduciaries to send proxy materials to their principals, and the Company may reimburse them for their expenses in so doing. To the extent necessary to assure sufficient representation, officers and employees of the Company may in person or by telephone or telegram request the return of Proxies.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 (the "Exchange Act") requires the Company's Directors and certain of its executive officers and persons who beneficially own more than 10% of the Common Shares to file reports of ownership and changes in ownership on Forms 3, 4 and 5 with the Commission. Such persons are further required to furnish the Company with copies of all such forms filed by them. Based solely on the Company's review of the copies of such forms it has received, the Company believes that all of the Section 16(a) filing requirements were satisfied by the Company's Directors, executive officers and beneficial owners of more than 10% of the Common Shares.

26

SHAREHOLDER PROPOSALS

Any shareholder proposal intended to be presented at the 2003 Annual Meeting of Shareholders must be received by the Company's Secretary at the Company's principal executive offices not later than February 21, 2003, for inclusion in the Proxy Statement and form of Proxy relating to that Annual Meeting. Each proposal submitted should be accompanied by the name and address of the shareholder submitting the proposal and the number of Common Shares owned. If the proponent is not a shareholder of record, proof of beneficial ownership should also be submitted. All proposals must be a proper subject for action and comply with the proxy rules of the Commission.

The Company may use its discretion in voting Proxies with respect to shareholder proposals not included in the Proxy Statement for the fiscal year ended March 31, 2003, unless the Company receives notice of such proposals prior to May 7, 2003.

Upon the receipt of a written request from any shareholder entitled to vote at the forthcoming Annual Meeting, the Company will mail, at no charge to the shareholder, a copy of the Company's Annual Report on Form 10-K, including the financial statements and schedules required to be filed with the Commission pursuant to Rule 13a-1 under the Exchange Act, for the Company's most recent fiscal year. Requests from beneficial owners of the Company's voting securities must set forth a good-faith representation that, as of the record date for the Annual Meeting, the person making the request was the beneficial owner of securities entitled to vote at such Annual Meeting. Written requests for such Annual Report should be directed to:

> Steven M. Billick
> Executive Vice President and Chief Financial Officer
> Pioneer-Standard Electronics, Inc.
> 6065 Parkland Boulevard
> Mayfield Heights, Ohio 44124

You are urged to sign and return your Proxy promptly in order to make certain your shares will be voted at the Annual Meeting. For your convenience a return envelope is enclosed requiring no additional postage if mailed in the United States.

By Order of the Board of Directors.

LAWRENCE N. SCHULTZ
Secretary

June 21, 2002

Pioneer-Standard Parkland Facility


N
I 271
422
I 480
43
Harper Road
Aurora Road (Rte. 43)
Cochran Road
Solon Road
Solon Road
Davis Industrial Parkway
Carter Street
6675 Parkland Blvd.
91

6675 Parkland Blvd. • Solon, Ohio 44139 • 440-498-6900

FROM THE AIRPORT:
Follow 480 East to Route 422 East (Solon/Warren). Follow Route 422 East to the Harper Road exit.

FROM THE NORTHEAST:
Follow I-271 South to Route 422 East (Solon/Warren). Follow Route 422 East to the Harper Road exit.

FROM THE SOUTH:
Follow I-71 North to 480 East. Follow 480 East to Route 422 East (Solon/Warren). Follow Route 422 East to the Harper Road exit.

DIRECTIONS FROM HARPER ROAD EXIT:
Turn right (south) onto Harper Road. Follow Harper Road which turns into Cochran Road after crossing Aurora Road. Turn left on Carter Street and right on Parkland Boulevard.

DETACH CARD

- -

INSTRUCTION CARD

PIONEER-STANDARD ELECTRONICS, INC.
ANNUAL MEETING OF SHAREHOLDERS — JULY 30, 2002
This Card is Solicited on Behalf of Wachovia Bank, N.A.

The undersigned hereby instructs Wachovia Bank, N.A. to vote the Common Shares of Pioneer-Standard Electronics, Inc. which he or she is entitled to vote as a participant in an employee benefit plan which may be funded by The Pioneer Stock Benefit Trust at the Annual Meeting of Shareholders of the Company to be held at Pioneer-Standard Electronics, Inc., Computer Systems Division, 6675 Parkland Boulevard, Solon, Ohio 44139, at 1:00 p.m., local time, and at any adjournments thereof. The undersigned authorizes and directs Wachovia Bank, N.A. to vote all of the Common Shares of the Company represented by this Card as follows, **with the understanding that if no directions are given below said Common Shares will be voted "FOR" proposals 1 and 2.** The Board of Directors recommends a vote "FOR" proposals 1 and 2.

1. ELECTION OF DIRECTORS:

    ☐ **FOR** all nominees listed below   ☐ **WITHHOLD AUTHORITY**
       (except as marked to the contrary below)   to vote for all nominees listed below

James L. Bayman, Thomas A. Commes and Howard V. Knicely

(INSTRUCTION: To withhold authority to vote for any individual nominee, write that nominee's name on the following line)

(Continued, and to be signed, on the other side)

(INSTRUCTION CARD — Continued from other side)

2. Approve the Amendment to the 2000 Stock Option Plan for Outside Directors.

          ☐ **FOR**   ☐ **AGAINST**   ☐ **ABSTAIN**

3. In its discretion, to act on any other matter or matters which may properly come before the meeting.

Dated: _____ , 2002

_____

_____
Signature(s)

Your signature to this card should be exactly the same as the name imprinted hereon.

Please date, sign and return promptly in the accompanying envelope.

DETACH CARD

PROXY

PIONEER-STANDARD ELECTRONICS, INC.
ANNUAL MEETING OF SHAREHOLDERS — JULY 30, 2002
This Proxy is Solicited on Behalf of the Board of Directors

The undersigned hereby (i) appoints Steven M. Billick and Lawrence N. Schultz, and each of them, as Proxy holders and attorneys, with full power of substitution, to appear and vote all of the Common Shares of Pioneer-Standard Electronics, Inc. which the undersigned shall be entitled to vote at the Annual Meeting of Shareholders of the Company, to be held at Pioneer-Standard Electronics, Inc., Computer Systems Division, 6675 Parkland Boulevard, Solon, Ohio 44139, at 1:00 p.m., local time, and at any adjournments thereof, hereby revoking any and all proxies heretofore given, and (ii) authorizes and directs said Proxy holders to vote all of the Common Shares of the Company represented by this Proxy as follows, **with the understanding that if no directions are given below, said Common Shares will be voted "FOR" proposals 1 and 2.** The Board of Directors recommends a vote "FOR" proposals 1 and 2.

1. ELECTION OF DIRECTORS:

  ☐ **FOR** all nominees listed below   ☐ **WITHHOLD AUTHORITY**
   (except as marked to the contrary below)   to vote for all nominees listed below

      James L. Bayman, Thomas A. Commes and Howard V. Knicely

(INSTRUCTION: To withhold authority to vote for any individual nominee, write that nominee's name on the following line)

_____

(Continued, and to be signed, on the other side)

DETACH CARD

(PROXY — Continued from other side)

2. Approve the Amendment to the 2000 Stock Option Plan for Outside Directors.

        ☐ **FOR**   ☐ **AGAINST**   ☐ **ABSTAIN**

3. In their discretion, to act on any other matter or matters which may properly come before the meeting.

Dated: _____ , 2002

_____

_____

_____
Signature(s)

Your signature to this Proxy form should be exactly the same as the name imprinted hereon. Persons signing as executors, administrators, trustees or in similar capacities should so indicate. For joint accounts, the name of each joint owner must be signed.

Please date, sign and return promptly in the accompanying envelope.